GREENPOWER MOTOR COMPANY INC.

Annual General and Special Meeting

REPORT OF VOTING RESULTS

May 28, 2025

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Dear Sirs/Mesdames:

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the matters voted upon at the annual general meeting (the "Meeting") of shareholders (the "Shareholders") of GreenPower Motor Company Inc. (the "Company") held on Friday, May 23, 2025 were decided as follows:

Number of Directors

At the Meeting, the Shareholders set the number of directors at six with the following votes:

For	Against	Abstain
3,575,641	46,283	0

Election of Directors

At the Meeting, the Shareholders voted on the election of the directors with the following votes:

	For	Against	Withheld
Mark Achtemichuk	3,575,641	46,283	35,799

Fraser Atkinson	3,583,326	0	38,599

Malcolm Clay	3,586,806	0	35,119

Sebastian Giordano	3,586,497	0	35,428

David Richardson	3,583,672	0	38,252

Brendan Riley	3,598,881	0	35,409

As a result, each of Mark Achtemichuk, Fraser Atkinson, Malcolm Clay, Sebastian Giordano, David Richardson and Brendan Riley were elected as a director of the Company until the next annual meeting of Shareholders in 2026 and until such director's successor is elected and has been qualified, or until such director's earlier death, resignation or removal.

Appointment of BDO Canada LLP, Chartered Professional Accountants

At the Meeting, the Shareholders ratified the selection of BDO Canada LLP, Chartered Professional Accountants, as the Company's auditors for the ensuing year and authorized the Company's board of directors to fix their remuneration with the following votes:

For	Against	Withheld
3,598,881	0	23,043

2022 Equity Incentive Plan

At the Meeting, the Shareholders ratified the re-approve the Company's 2022 Equity Incentive Plan, including approval of a 10% rolling plan for stock options with the following votes:

For	Against	Abstain
3,447,223	174,701	0